August 19, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Att: Mr. David Link, Esq.
Assistant Director

Re:	Omagine, Inc. (the “Company”)
Form S-1
File No. 333-175168

Ladies and Gentlemen:

 We are writing to advise the staff that the Company has filed Amendment No. 1 to the above-referenced Registration Statement on Form S-1 to include the required financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as other updates as noted in the Amended No. 1.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the filing mentioned above. If you or others have any questions or would like additional information, please contact feel free to contact me at (212) 981-6772.

Very truly yours,

/s/ David B. Manno
David B. Manno

cc:           Frank J. Drohan

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com